[AIG Letterhead]
June 29, 2009
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D. C. 20549

Re:	American International Group, Inc.
Amendment No. 1 to
Registration Statement on Form S-4
Filed May 1, 2009
and Documents Incorporated by Reference
File No. 333-158098

Amendment No. 1 to
Registration Statement on Form S-4
Filed May 1, 2009
and Documents Incorporated by Reference
File No. 333-158019

Response Letter dated April 30, 2009
Dear Mr. Riedler:
     We are in receipt of your letter dated May 13, 2009 and thank you for your comments concerning the above-captioned filings of American International Group, Inc. (AIG). We are pleased to respond to the Staff’s comments contained in your comment letter of May 13, 2009 (the “Comment Letter”).
     Following resolution of the Staff’s comments contained in the Comment Letter, AIG intends, as soon as acceptable, to file an Amendment No. 2 to each of the above-referenced registration statements on Form S-4, together with requests for acceleration of the effective date of the above-referenced registration statements on Form S-4. AIG has previously furnished to the Staff a letter dated May 14, 2009 containing the acknowledgements which are set forth in the Staff’s letter of April 2, 2009 and which the Staff requested AIG to make in connection with a request for acceleration.
     With respect to your comment one, we intend to file a Current Report on Form 8-K to add a risk factor related to the super senior credit default swaps (CDS) written by AIG Financial Products Corp. (AIGFP) for financial institutions for the purpose of providing regulatory capital relief, which summarizes information previously disclosed by AIG, to the risk factors set forth in AIG’s Annual Report on Form 10-K for the year ended December 31, 2008 (“2008 Form 10-K”) and in AIG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (“First

Quarter 2009 Form 10-Q”). We also intend to enhance the disclosure relating to AIGFP’s regulatory capital CDS transactions in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) of AIG’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (“Second Quarter 2009 Form 10-Q”) as discussed below.
     With respect to your comment two and our discussion with the Staff on May 27, 2009, AIG intends to expand its disclosures concerning the amortization of the prepaid commitment fee asset related to the Fed Credit Agreement as part of its Form 8-K filing to revise the financial statements included in AIG’s 2008 Form 10-K to reflect the retrospective application of FAS 160.
     AIG acknowledges that the adequacy and accuracy of the disclosure in AIG’s filings is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     To facilitate your review, we have repeated your questions below in bold face type, followed by the responses of AIG in regular type. The numbers correspond to the numbers in the Comment Letter.
Form 10-K for the Fiscal Year Ended 12/31/08
Item 1A. Risk Factors, page 21
1.	Please refer to prior comments 20 and 24. We continue to believe that your risk factor disclosure should be enhanced to specifically discuss the material risks relating to your regulatory capital CDS transactions. Therefore, please include a new risk factor relating to your regulatory capital CDS transactions in which you:
•	Include language similar to that appearing in the last paragraph under “Regulatory Capital Portfolio” on page 149 of your 2008 10-K;

•	Quantify your exposure to these transactions;

•	Discuss that you receive limited data relating to the assets underlying these transactions as disclosed on page 136 of your most recent Form 1O-Q and the effect of these limitations in understanding the risks of these CDS;

•	Discuss how you are able to determine reasonable fair values of these CDS despite these limitations; and

•	If an assumption inherent in the fair value is that the counterparties will terminate the transactions within the next twelve months, disclose why this is a reasonable assumption and the effect of this assumption on the fair value of these CDS.
     AIG Response

     In response to the Staff’s comment, AIG will file a Current Report on Form 8-K to add the following risk factor, which summarizes information previously disclosed by AIG, to the risk factors set forth in AIG’s 2008 Form 10-K and in AIG’s First Quarter 2009 Form 10-Q:
     If the credit markets continue to deteriorate, AIG may recognize unrealized market valuation losses in AIGFP’s regulatory capital super senior credit default swap portfolio in future periods which could have a material adverse effect on AIG’s consolidated financial condition or consolidated results of operations. Moreover, the period of time that AIGFP remains at risk for such deterioration could be significantly longer than anticipated if AIGFP’s expectations with respect to the termination of transactions in its regulatory capital portfolio do not materialize.
     A total of $192.6 billion (consisting of corporate loans and prime residential mortgages) in net notional amount of the super senior credit default swap (“CDS”) portfolio of AIG Financial Products Corp. and AIG Trading Group, Inc. and their respective subsidiaries (collectively, “AIGFP”), as of March 31, 2009, represented derivatives written for financial institutions, principally in Europe, for the purpose of providing regulatory capital relief rather than for arbitrage purposes. The fair value of the derivative liability for these CDS transactions was $393 million at March 31, 2009.
     The regulatory benefit of these transactions for AIGFP’s financial institution counterparties is generally derived from the terms of the Capital Accord of the Basel Committee on Banking Supervision (Basel I) that existed through the end of 2007 and which is in the process of being replaced by the Revised Framework for the International Convergence of Capital Measurement and Capital Standards issued by the Basel Committee on Banking Supervision (Basel II). Financial institution counterparties are expected to transition from Basel I to Basel II over a two-year adoption period through December 31, 2009, after which they will receive little or no additional regulatory benefit from these CDS transactions, except in a small number of specific instances, and therefore AIGFP expects that the counterparties will terminate the vast majority of these transactions within the next 12 months. The pace at which these CDS transactions will be terminated following the transition to Basel II is affected by a number of factors, including the credit performance of the underlying assets.
     The nature of the information provided or otherwise available to AIGFP regarding the performance and credit quality of the underlying assets in each regulatory capital CDS transaction is not consistent across all transactions. Furthermore, in a majority of corporate loan transactions and all of the residential mortgage transactions, the pools are blind, meaning that the identities of obligors are not disclosed to AIGFP. In addition, although AIGFP receives periodic reports on the underlying asset pools, virtually all of the regulatory capital CDS transactions contain confidentiality restrictions that preclude AIGFP’s public disclosure of information relating to the underlying referenced assets. AIGFP analyzes the information regarding the performance and credit quality of the underlying pools of assets required to make its own risk assessment and to determine any changes in credit quality with respect to such pools of assets. While much of this information received by AIGFP cannot be aggregated in a comparable way for disclosure purposes because of the confidentiality restrictions and the inconsistency of the information, it does provide a sufficient basis for AIGFP to evaluate the risks of the portfolio and to determine a reasonable estimate of fair value.
     Given the current performance of the underlying portfolios, the level of subordination and AIGFP’s own assessment of the credit quality, as well as the risk mitigants inherent in the transaction structures, AIGFP does not expect that it will be required to make payments pursuant to the contractual terms of those transactions providing regulatory relief. Further, AIGFP expects that counterparties will terminate these transactions prior to their maturity. AIGFP will continue to assess the valuation of this portfolio and monitor developments in the marketplace. Given the potential for further significant deterioration in the credit markets, there can be no assurance that AIG will not recognize unrealized market valuation losses from this portfolio in future periods. AIG could also remain at risk for a significantly longer period of time than anticipated if AIGFP’s expectations with respect to the termination of these transactions by its counterparties do not materialize. Moreover, given the size of the credit exposure, a decline in the fair value of this portfolio could have a material adverse effect on AIG’s consolidated results of operations or consolidated financial condition.
     AIG intends to enhance the disclosure relating to AIGFP’s regulatory capital CDS transactions similar to the following language (which is based on first quarter 2009 information) in the Item 2. MD&A of AIG’s Second Quarter 2009 Form 10-Q (this wording would replace the last full paragraph on page 134 and all of the regulatory capital disclosures on pages 135, 136 and 137 of AIG’s First Quarter 2009 Form 10-Q):
     In light of early termination experience to date and after analyses of other market data, to the extent deemed relevant and available, AIG determined that there was no unrealized market valuation adjustment for any of the transactions in this regulatory capital relief portfolio for the quarter ended March 31, 2009 other than for transactions where AIGFP believes the counterparty is no longer using the transaction to obtain regulatory capital relief as discussed above. Although AIGFP believes the value of contractual fees receivable on these transactions through maturity exceeds the economic benefits of any potential payments to the counterparties, the counterparties’ early termination rights, and AIGFP’s expectation that such rights will be exercised, preclude the recognition of a derivative asset for these transactions.
     The following table presents, for each of the regulatory capital CDS transactions – corporate loan portfolio, the gross transaction notional amount at March 31, 2009, net notional amount at March 31, 2009, attachment point at inception and at March 31, 2009, inception to date realized losses through March 31, 2009 and percent non-investment grade at March 31, 2009:

	Gross
	Transaction					Percent
	Notional	Net Notional			Realized Losses	Non-Investment
	Amount at	Amount at	Attachment Point	Attachment Point	through	Grade at
CDS	March 31, 2009	March 31, 2009	at Inception(a)	at March 31, 2009(a)	March 31, 2009(b)	March 31, 2009(c)
1 (d)	$3,159	$2,654	11.00%	15.98%	0.14%	95.70%
2	3,321	2,789	16.00%	16.00%	0.00%	42.33%
3	959	896	10.10%	9.98%	0.48%	11.62%
4 (e)	5,280	4,435	12.80%	16.00%	0.00%	7.61%
5	13,283	7,438	44.00%	44.00%	0.00%	2.06%
6 (e)	5,280	4,541	11.20%	14.00%	0.00%	9.17%
7	2,387	2,151	10.00%	9.86%	0.18%	11.11%
8 (e)	7,192	6,137	11.74%	14.67%	0.01%	11.17%
9	9,585	8,145	12.02%	15.02%	0.02%	14.87%
10	7,994	7,103	11.00%	11.15%	0.00%	6.95%
11	645	406	18.00%	37.07%	0.00%	62.40%
12	10,289	9,141	10.80%	11.16%	0.00%	5.23%
13 (f)	5,098	1,984	19.99%	22.18%	0.00%	20.97%
14	12,341	10,843	11.30%	12.14%	0.02%	22.36%
15	5,140	4,560	11.00%	11.28%	0.09%	8.71%
16	5,161	4,017	21.00%	22.16%	0.00%	69.68%
17	9,298	2,849	12.00%	12.00%	0.00%	4.15%
18	2,465	2,069	15.85%	16.08%	0.00%	8.42%
19	4,060	3,294	14.50%	21.06%	0.00%	73.66%
20	2,250	1,793	12.30%	20.30%	0.00%	29.77%
21	1,041	709	23.44%	31.90%	0.00%	29.77%
22	2,491	2,126	11.73%	14.67%	0.00%	29.77%
23	2,000	1,820	9.00%	9.00%	0.00%	6.25%
24	9,739	7,481	17.00%	23.18%	0.00%	9.24%

Total	$130,458	$99,381

(a)	Expressed as a percentage of gross transaction notional amount of the referenced obligations. As a result of participation ratios and replenishment rights, the attachment point may not always be computed by dividing net notional amount by gross transaction notional amount.

(b)	Represents realized losses incurred by the transaction (defaulted amounts less amounts recovered) from inception through March 31, 2009 expressed as a percentage of the initial gross transaction notional amount.

(c)	Represents non-investment grade obligations in the underlying pools of corporate loans expressed as a percentage of gross transaction notional amount.

(d)	Trade termination notice received by AIGFP with effective date of July 6, 2009.

(e)	Trade termination notices received by AIGFP through April 30, 2009 with effective dates in 2009.

(f)	Matured on April 27, 2009.
     The following table presents, for each of the regulatory capital CDS transactions – prime residential mortgage portfolio, the gross transaction notional amount at March 31, 2009, the net notional amount at March 31, 2009, attachment point at inception and at March 31, 2009 and inception to date realized losses through March 31, 2009:

	Gross
	Transaction
	Notional	Net Notional			Realized Losses
	Amount at	Amount at	Attachment Point	Attachment Point	through
CDS	March 31, 2009	March 31, 2009	at Inception(a)	at March 31, 2009(a)	March 31, 2009(b)
25	$584	$376	17.01%	35.59%	2.15%
26	1,160	1,027	10.00%	11.45%	0.00%
27	380	238	18.48%	37.18%	1.43%
28	2,012	1,410	14.70%	29.91%	0.08%
29	324	229	16.81%	29.43%	0.83%
30	1,203	1,070	10.00%	11.04%	0.00%
31	2,215	1,719	10.70%	22.40%	0.03%
32	425	339	13.19%	20.20%	0.29%
33 (c)	5,965	5,490	7.95%	7.95%	0.02%
34 (c)	2,037	1,687	7.95%	17.19%	0.04%
35 (c)	5,302	4,877	8.01%	8.01%	0.01%
36	29,236	17,246	18.25%	18.25%	0.00%
37 (c)	6,084	5,607	7.85%	7.85%	0.01%
38	10,700	9,898	7.50%	7.49%	0.01%
39 (c)	8,064	7,423	7.96%	7.96%	0.01%
40	2,741	2,262	12.40%	17.45%	0.00%
41	22,580	20,503	9.20%	9.19%	0.01%
42	4,449	3,054	11.50%	15.44%	0.00%
43	5,263	4,384	11.50%	16.70%	0.00%
44	1,767	1,326	14.57%	24.96%	0.00%

Total	$112,491	$90,165

(a)	Expressed as a percentage of gross transaction notional amount of the referenced obligations. As a result of participation ratios and replenishment rights, the attachment point may not always be computed by dividing net notional amount by gross transaction notional amount.

(b)	Represents realized losses incurred by the transaction (defaulted amounts less amounts recovered) from inception through March 31, 2009 expressed as a percentage of the initial gross transaction notional amount.

(c)	Delinquency information is not provided to AIGFP for the underlying pools of residential mortgages of these transactions. However, information with respect to principal amount outstanding, defaults, recoveries, remaining term, property use, geography, interest rates, and ratings of the underlying junior tranches are provided to AIGFP for such referenced pools.
     All of the regulatory capital CDS transactions directly or indirectly reference tranched pools of large numbers of whole loans that were originated by the financial institution (or its affiliates) receiving the credit protection, rather than structured securities containing loans originated by other third parties. In the vast majority of transactions, the loans are intended to be retained by the originating financial institution and in all cases the originating financial institution is the purchaser of the CDS, either directly or through an intermediary.
     As further discussed below, AIGFP receives information monthly or quarterly regarding the performance and credit quality of the underlying referenced assets. AIGFP also obtains other information, such as ratings of the tranches below the super senior risk layer. The nature of the information provided or otherwise available to AIGFP with respect to the underlying assets in each regulatory capital CDS transaction is not consistent across all transactions. Furthermore, in a majority of corporate loan transactions and all of the residential mortgage transactions, the pools are blind, meaning that the identities of the obligors are not disclosed to AIGFP. In addition, although AIGFP receives periodic reports on the underlying asset pools, virtually all of the regulatory capital CDS transactions contain confidentiality restrictions that preclude AIGFP’s public disclosure of information relating to the underlying referenced assets. The originating financial institutions, calculation agents or trustees (Report Providers) provide periodic reports on all underlying referenced assets as described below, including for those within the blind pools. While much of this information received by AIGFP cannot be aggregated in a comparable way for disclosure purposes because of the confidentiality restrictions and the inconsistency of the information, it does provide a sufficient basis for AIGFP to evaluate the risks of the portfolio and to determine a reasonable estimate of fair value.
     For regulatory capital CDS transactions written on underlying pools of corporate loans, AIGFP receives monthly or quarterly updates from the Report Provider for each such referenced pool detailing, with respect to the corporate loans comprising such pool, the principal amount outstanding and defaults. In virtually all of these reports, AIGFP also receives information on recoveries and realized losses. AIGFP also receives quarterly stratification tables for each pool incorporating geography, industry and, when not publicly rated, the counterparty’s assessment of the credit quality of the underlying corporate loans. Additionally, for a significant majority of these regulatory capital CDS transactions, upon the occurrence of a credit event with respect to any corporate loan included in any such pool, AIG receives a notice detailing the identity or identification number of the borrower, notional amount of such loan and the effective date of such credit event.
     Ratings from independent ratings agencies for the underlying assets of the corporate loan portfolio are not universally available, but AIGFP estimates the ratings for the assets not rated by independent agencies by mapping the information obtained from the Report Providers to rating agency criteria. The “Percent Non-Investment Grade” information in the table above is provided as an indication of the nature of loans underlying the transactions, not necessarily as an indicator of relative risk of the CDS transactions, which is determined by the individual transaction structures. For example, Small and Medium Enterprise (SME) loan balances tend to be rated lower than loans to large, well-established enterprises. However, the greater number of loans and the smaller average size of the SME loans mitigate the risk profile of the pools. In addition, the transaction structures reflect AIGFP’s assessment of the loan collateral arrangements, expected recovery values, and reserve accounts in determining the level of subordination required to minimize the risk of loss. The percentage of non-investment grade obligations in the underlying pools of corporate loans varies considerably. The four pools containing the highest percentages of non-investment grade obligations, which include all transactions with pools having non-investment grade percentages greater than 45 percent, are all granular SME loan pools which benefit from collateral arrangements made by the originating financial institutions and from work out of recoveries by the originating financial institutions. The average number of loans in each pool is over 7,400. This large number of smaller balance loans increases the predictability of the expected loss and lessens the probability that discrete events will have a meaningful impact on the results of the overall pool. Each transaction benefits from a tranche junior to it which was still rated AAA by at least two rating agencies at March 31, 2009. As indicated on the table above, AIGFP has been notified that the pool with the highest non-investment grade percentage will be terminated in July 2009 at no cost to AIGFP. Only one other pool has non-investment grade percentage greater than 30 percent, but this transaction has 2.75 years remaining, benefits from a reserve account which absorbs losses prior to any tranche being impacted, has no realized losses from inception through March 31, 2009 (after the application of the reserve account) and has a tranche junior to it which was rated AAA by two rating agencies at March 31, 2009. Approximately 0.2 percent of the assets underlying the corporate loan transactions are in default. The percentage of assets in default by transaction was available for all transactions and ranged from 0.0 percent to 0.9 percent.
     For regulatory capital CDS transactions written on underlying pools of residential mortgages, AIGFP receives quarterly reports for each such referenced pool detailing, with respect to the residential mortgages comprising such pool, the aggregate principal amount outstanding, defaults and realized losses. These reports include additional information on delinquencies for the large majority of the transactions and recoveries for substantially all transactions. AIGFP also receives quarterly stratification tables for each pool incorporating geography for the underlying residential mortgages. The stratification tables also include information on remaining term, property use and interest rates for a large majority of the transactions.
     Delinquency information for the mortgages underlying the residential mortgage transactions was available on approximately 76 percent of the total gross transaction notional amount and mortgages delinquent more than 30 days ranged from 0.1 percent to 4.1 percent, averaging 1.0 percent. For all but three transactions, which comprised less than 1.5 percent of the total gross transaction notional amount, the average default rate (expressed as a percentage of gross transaction notional amount) was 0.2 percent and ranged from 0.0 percent to 2.2 percent. The default rate on the remaining three transactions ranged from 4.3 percent to 12.5 percent. The subordination on these three transactions ranged from 29.4 percent to 37.2 percent.
     Where the rating agencies directly rate the junior tranches of the pools, AIG monitors the rating agencies’ releases for any affirmations or changes in such ratings, as well as any changes in rating methodologies or assumptions used by the rating agencies to the extent available. The tables below show the percentage of regulatory capital CDS transactions where there is an immediately junior tranche that is rated and the average rating of that tranche across all rated transactions.
     AIGFP analyzes the information regarding the performance and credit quality of the underlying pools of assets to make its own risk assessment and to determine any changes in credit quality with respect to such pools of assets. This analysis includes a review of changes in pool balances, subordination levels, delinquencies, realized losses, and expected performance under more adverse credit conditions. Using data provided by the Report Providers, and information available from rating agencies, governments, and other public sources that relate to macroeconomic trends and loan performance, AIGFP is able to analyze the expected performance of the overall portfolio because of the large number of loans with similar characteristics that comprise the collateral pools.
     Given the current performance of the underlying portfolios, the level of subordination and AIGFP’s own assessment of the credit quality, as well as the risk mitigants inherent in the transaction structures, AIGFP does not expect that it will be required to make payments pursuant to the contractual terms of those transactions providing regulatory relief. Further, AIGFP expects that counterparties will terminate these transactions prior to their maturity.
     The following table presents AIGFP’s regulatory capital — corporate loans portfolio by geographic location

			Current	Losses
	Net		Average	through	Weighted Average			Ratings of
At March 31, 2009	Notional	%	Attachment	March 31,	Maturity (Years)		Number of	Junior Tranches(c)
Exposure Portfolio	Amount	of Total	Point(a)	2009(b)	To First Call	To Maturity	Transactions	% Rated	Average Rating
	(In billions)
Primarily Single Country
Germany	$7.10	7.10%	17.30%	0.10%	3.50	9.90	3	100%	AAA
Netherlands	3.30	3.30	21.10	—	1.00	44.70	1	100	AAA
Portugal	2.60	2.70	16.00	0.20	0.30	10.50	1	100	AAA
Australia	1.80	1.80	9.00	—	0.50	2.00	1	100	AAA
Finland	0.40	0.40	37.10	—	2.80	5.80	1	100	AAA

Subtotal Single Country	$15.20	15.30%	17.70%		2.00	16.70	7	100%	AAA

Regional
Asia	2.10	2.10	16.10	—	0.80	3.00	1	100	AAA
Europe	60.20	60.60	19.20	—	0.50	5.60	11	100	AAA
North America	21.90	22.00	16.40	—	0.70	2.00	5	100	AAA

Subtotal Regional	84.20	84.70	18.40		0.50	4.60	17	100	AAA

Total	$99.40	100.00%	18.30%		0.80	6.30	24	100%	AAA

(a)	Expressed as a percentage of gross transaction notional amount of the referenced obligations.

(b)	Represents realized losses incurred by the transaction (defaulted amounts less amounts recovered) from inception through March 31, 2009 expressed as a percentage of the initial gross transaction notional amount.

(c)	Represents the weighted average ratings, when available, of the tranches immediately junior to AIGFP’s super senior tranche. The percentage rated represents the percentage of net notional amount where there exists a rated tranche immediately junior to AIGFP’s super senior tranche.
     The following table presents AIGFP’s regulatory capital — prime residential mortgage portfolio summarized by geographic location:

				Realized
			Current	Losses
	Net		Average	through	Weighted Average			Ratings of
At March 31, 2009	Notional	%	Attachment	March 31,	Maturity (Years)		Number of	Junior Tranches(c)
Exposure Portfolio	Amount	of Total	Point(a)	2009(b)	To First Call	To Maturity	Transactions	% Rated	Average Rating
	(In billions)
Denmark	$33.50	37.10%	9.40%	—%	0.80	30.50	3	100%	AAA
France	25.10	27.80	8.60	—	0.90	31.00	5	100	AAA
Germany	7.90	8.80	24.40	0.50	1.50	43.30	8	83	AAA
Netherlands	19.30	21.40	17.70	—	0.80	7.90	3	94	AAA
Sweden	4.40	4.90	16.70	—	0.80	30.80	1	—	—

Total	$90.20	100.00%	13.30%		0.90	25.50	20	92%	AAA

(a)	Expressed as a percentage of gross transaction notional amount of the referenced obligations.

(b)	Represents realized losses incurred by the transaction (defaulted amounts less amounts recovered) from inception through March 31, 2009 expressed as a percentage of the initial gross transaction notional amount.

(c)	Represents the weighted average ratings, when available, of the tranches immediately junior to AIGFP’s super senior tranche. The percentage rated represents the percentage of net notional amount where there exists a rated tranche immediately junior to AIGFP’s super senior tranche.
Note 15 — Shareholders’ Equity and Earnings (Loss) Per Share, page 293
2.	Please refer to prior comment 29. Sections 2 and 9 of Amendment No. 2 to the Credit Agreement appear to indicate that the decrease in the borrowing capacity and the increase in the term of the agreement occurred concurrently upon the issuance of the Series D Preferred Stock. Accordingly, it appears that these modifications increased your borrowing capacity from $170 billion to $300 billion, which if true would not appear to support a write-down of the associated prepaid commitment fee under EITF 98-14. Please explain in more detail your basis for recognizing the $7 billion of additional amortization in the fourth quarter of 2008, including the specific accounting literature on which your conclusion was based.
AIG Response
Accelerated Amortization in the Fourth Quarter of 2008
Consideration of Applicable Literature
     AIG determined that the Credit Agreement has some important and unique features, including elements of both term debt and a revolving credit arrangement, mandatory repayments which reduce borrowing capacity, and indications that the arrangement constituted more than a single transaction. As a result, AIG concluded that no single accounting pronouncement addresses all of these unique features. AIG considered the guidance provided by Emerging Issues Task Force Issue No. 98-14, “Debtors Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements” (EITF 98-14), Emerging Issues Task Force Issue No. 96-1 and “Debtors Accounting for a Modification or Exchange of Debt Instruments” (EITF 96-19), in reaching its conclusion as to the accounting treatment to be applied.

EITF 98-14
EITF 98-14 addresses the accounting by a debtor for changes in lines of credit or revolving debt arrangements. During the course of the period leading up to, and the months subsequent to Amendment No. 2, AIG reviewed the terms of the Credit Agreement to determine whether it was the type of line of credit or revolving debt arrangement that was contemplated by EITF 98-14 for purposes of determining the appropriate accounting for Amendment No. 2. There are several features of the Credit Agreement that distinguish it from the main features of a line of credit or revolving debt agreement identified in paragraph 1 of EITF 98-14, as enumerated below:
▪	AIG has the option to make multiple borrowings up to a specified maximum amount, subject to satisfaction of certain conditions, including the value of pledged collateral being satisfactory to the NY Fed.

▪	Unless written consent is obtained, AIG is required (not at its option) to use proceeds obtained from Asset Sales, Equity Issuances and the issuances of debt to repay the borrowing and reduce the maximum credit available (Mandatory Repayments). Certain other transactions require repayments but do not reduce the Credit Facility, and other repayments are at AIG’s option and do not reduce the maximum credit available.

▪	AIG has a limited ability to reborrow. AIG cannot reborrow under the Credit Agreement as the maximum credit available is reduced, dollar for dollar, for Mandatory Repayments associated with Asset sales, Equity Issuances and the issuance of debt. This reduces AIG’s ability to reborrow under the same contract at the same original capacity. AIG can reborrow if the payments are not Mandatory Repayments.
Several other factors weighed into AIG’s judgment as to the applicability of EITF 98-14. These were:
▪	Consistent with the AIG’s announced divesture plan, AIG anticipated substantive asset sales transactions, and expected that the credit available under the Credit Facility would continuously decline with repayments from those asset sales, further reducing the ability of AIG to reborrow the full notional amount of the capacity. The simplistic, formulaic approach highlighted in EITF 98-14 therefore was deemed to be not applicable in this regard as borrowing capacity in substance under the Credit Facility did not reflect the product of term times the line available.

▪	While the term was increased to five years, AIG continued to believe that approximately two years was the best estimate for repayment. The term was extended primarily to instill market confidence. AIG did not deem five years to be a realistic assessment of the period of time that the Credit Facility would be outstanding. This was consistent with AIG’s projections for repayment at that time.

AIG believes that the provision for the automatic reduction in the maximum credit available resulting from Mandatory Repayments that limit AIG’s option to reborrow clearly distinguishes the Credit Agreement from the type of agreements contemplated in EITF 98-14. Because this unique feature would cause the actual maximum credit available under the Credit Facility to decrease over time, the application of the mathematical formula in EITF 98-14 would not represent the form or the substance of the Credit Facility. EITF 98-14 simply assumes modifications to a credit line always result in the constant ability to borrow, repay and reborrow over the remaining term of the amended arrangement. As a result, because AIG believes that the traditional measure of borrowing capacity under EITF 98-14 does not incorporate these unique substantive features of the Credit Agreement, and the underlying model for determining whether any commitment fee asset should be written off also did not seem to contemplate such features, AIG concluded that EITF 98-14 could not be literally applied to modifications to the Credit Facility in these specific facts and circumstances.
Additionally, the fact that the $40 billion Mandatory Repayment in this case, notwithstanding the amendment to increase the term of the Credit Agreement, would have separately resulted in a decrease to the borrowing capacity of the line, further complicated the pure application of EITF 98-14 in this particular situation.
EITF 96-19
Although the Credit Facility has some of the features of a line of credit or revolving instrument, AIG considered that the limited ability to reborrow, following certain Mandatory Repayments, reducing the maximum credit available, caused the Credit Facility to have certain characteristics of term debt, which does not allow for amounts to be repaid and then reborrowed. AIG therefore considered whether EITF 96-19 was applicable to Amendment No. 2.
Paragraph 2 of EITF 98-14 acknowledges that it is unclear how to apply the EITF 96-19 cash flow calculation to arrangements in which amounts may be outstanding and the lender is committed to lend additional amounts. AIG believes that the ability to repay and reborrow (except in Mandatory Repayment situations) clearly distinguishes the Credit Facility from term debt arrangements of EITF 96-19, which lack this feature. The practice issue that led to the need to issue EITF 98-14 also affected AIG’s ability to apply EITF 96-19 to Amendment No. 2.
In addition, AIG has received waivers from the NY Fed with respect to proceeds from certain Asset Sales so that the net proceeds would not reduce the commitment under the Credit Facility. AIG views the granting of such waivers as another indication that borrowings pursuant to the Credit Agreement are not primarily term debt, as such waivers would somewhat negate the term features of the Credit Facility. These waivers, however, have concerned only small asset sales.
Approach Applied By AIG

As a result of the foregoing, AIG concluded that Amendment No. 2 could not be addressed by simply applying the models in EITF 98-14 or EITF 96-19, because the arrangements had elements of both term debt and a line of credit arrangement. AIG applied judgment in considering the substance of these unique sets of facts and circumstances. This concept is supported by the guidance in EITF 96-19 that states that if a debt instrument contains contingent payment terms, judgment should be used to determine the cash flows. Considering that the model in EITF 98-14 was developed to support the EITF 96-19 model for revolving credit agreements, it is reasonable that judgment is required to determine the appropriate model when a credit agreement is a hybrid arrangement that features term and revolving debt elements.
Additionally, when considering the situation at the time, AIG identified “sequencing” as an issue. In other words, the issuance of the Series D Fixed Rate Cumulative Perpetual Preferred Stock (“Series D”) required the automatic pay down of the borrowing under the Credit Facility. Had this been the only transaction, a reduction of $40 billion in the maximum credit available under the Credit Facility would have resulted in a pro-rata write down of the prepaid commitment fee asset under AIG’s accounting policy. Given the unique circumstances, AIG then considered how to weigh the fact that there were two separate agreements, negotiations, and counterparties involved (the NY Fed and the Treasury), and that the Series D issuance could have occurred independent of Amendment No. 2 to the Credit Agreement. Moreover, AIG considered that both parties of the US government were negotiating to continue their support of AIG, and both the Seies D issuance and Amendment No. 2 were executed contemporaneously.
     In AIG’s view, the intent of the arrangements was not necessarily an extension of the term of the arrangements for the purposes of increasing the capacity, but rather to instill confidence in the market, facilitate an orderly disposition plan, maximize asset values, and stabilize and maintain ratings. This was accompanied by a Mandatory Repayment that, notwithstanding Amendment No. 2, independently reduced the borrowing capacity of the arrangements. This intent factored into AIG’s assessment of the substance of the arrangement.
     AIG’s approach, as contemporaneously documented, was to recognize a partial write-down to reflect that an accounting event had occurred when the payment was made and the amount available under the Credit Facility was reduced. The basis for the conclusion is that the concurrent repayment was not an amendment of the Credit Agreement, but was an application of pre-existing terms, which survived the amendment. The result of that repayment, had it occurred apart from the amendment (before or after), would have been a reduction to the size of the Credit Facility, which in accordance with Company’s stated policy would have triggered a write-down of a portion of the prepaid commitment fee asset.
     After concluding that an accounting event had occurred, AIG considered the appropriate amount of the write-down to be recognized. In doing so, AIG considered the substance of the changes resulting from Amendment No. 2. Amendment No. 2 reduced the effect of the

$40 billion Mandatory Repayment on the size of the Credit Facility — from a $40 billion reduction to a $25 billion reduction. The repayment and Amendment No. 2 were designed to have the same effective date — and Amendment No. 2 was contingent upon the issuance of the Series D. Therefore, AIG concluded that the $25 billion reduction represented the best (most accurate and reasonable) representation of the substance of the arrangement and should be the measure used in AIG’s determination of the amount of the write-down of the prepaid commitment fee asset, resulting in the approximately $7 billion charge to earnings. AIG also considered the Concepts Statement No. 6 that indicates that assets represent future economic benefits and that the reduction in the maximum credit available due to the repayment required a write-down of the associated prepaid commitment fee asset. Finally, AIG also considered Industry practice that a partial write-down can be appropriate in certain circumstances.
     Given the unique attributes of the Credit Agreement and the absence of accounting literature that encompasses all features of the debt arrangement, the application of the appropriate accounting literature to this transaction requires judgment and a careful review of the substance of the arrangement. As with all matters regarding the exercise of accounting judgment, AIG contemporaneously explored various alternatives, including the fact that such alternatives might result in outcomes with zero or larger charges from the amortization of the prepaid commitment fee asset. AIG, in consultation with its independent accountants, exercised professional accounting judgment in reaching the conclusion that acceleration in amortization of approximately $7 billion of the prepaid commitment fee asset was most representationally faithful to the substance of the transactions with the two parties — the Treasury and the NY Fed. This result, in AIG’s view, appropriately considers the unique features of the Credit Agreement that cause a variance from the direct application of a single accounting model to the circumstances.
     The decision to apply the approach described above was reached after AIG devoted substantial time in careful consideration of the related guidance, consulting internally for different perspectives and with its independent accountants and after careful consideration of alternative views.
AIG’s Amortization Period
     In a call with the Staff on May 27, 2009, the Staff questioned why AIG’s accounting policy for the prepaid commitment fee utilizes a period beyond the approximately two year expected life even though AIG did not view the extension of the term in Amendment No. 2 as substantively adjusting the expected life of the Credit Facility. The Staff also indicated that AIG’s amortization policy and disclosures should be more aligned.
     Analysis
     AIG appreciates that there may be various reasonable approaches to the amortization of the prepaid commitment fee, and believes that the method it has applied represents one of those reasonable approaches. An approach suggested by the Staff would be to amortize the prepaid commitment fee over a two year period (representing the expected life of the Credit Facility), while still recognizing the acceleration effects of mandatory pay downs, which is similar to AIG’s accounting policy, except that the prepaid commitment fee is being amortized over the five year contractual term. AIG’s amortization period was chosen in recognition of its asset disposition plan and the legal term of the contract, as discussed below under “Consideration of Applicable Literature”.
     AIG not only believes that both of these methods are reasonable, but given AIG’s expectations with respect to the timetable of its asset dispositions and Mandatory Repayments at the time of Amendment No. 2, AIG also believes that both methods would result in the prepaid commitment fee being fully written off over approximately two years. Specifically, AIG’s contemporaneous documentation at the time of Amendment No. 2 illustrated that AIG anticipated the line to be paid down and the prepaid commitment fee to be written off over an approximate two year period, albeit at different rates within the two year period. Both methods recognize the acceleration effect of the Mandatory Repayments, as shown in the table below. AIG believes its method appropriately matches the remaining asset with the amount of the line outstanding at any point in time. This is most evident in the amount of amortization to be recognized in the fourth quarter of 2010, where AIG estimated the final pay down amount will comprise approximately 31 percent of the $60 billion total line available at December 31, 2008 consistent with the timing of transactions expected to occur in the fourth quarter of 2010, as shown in the table below:

	Amortization over	Amortization over
	5 years accelerated	2 years accelerated
(in millions)	in pay down periods	in pay down periods
Q3, 2008
Q4, 2008	$8,800	$9,400
Q1, 2009	$800	$2,000
Q2, 2009	$6,500	$6,500
Q3, 2009	$2,100	$2,300
Q4, 2009	$1,800	$1,700
Q1, 2010	$600	$800
Q2, 2010	$300	$600
Q3, 2010	$300	$600
Q4, 2010	$3,000 (a)	$300

Total 2008	$8,800	$9,400
Total 2009	$11,300	$12,500
Total 2010	$4,200	$2,300

Remaining prepaid commitment fee asset	$0	$0

(a)	Represents acceleration due to the expected final pay down.

     As the table above demonstrates, the timeframe for amortization is similar under both methods, as would be expected based on AIG’s expectations for repayment of the Credit Facility. However, should AIG’s expectations for asset sales and, therefore, repayments differ from the two-year time frame (for example, beyond two years due to market conditions), the current methodology would provide for a remaining asset after two years to recognize the continuing value of the Credit Facility, whereas the alternative methodology would result in no remaining asset after the two-year period.
     Consideration of Applicable Literature
     AIG’s accounting policy appropriately takes into consideration the five-year legal term of the Credit Agreement, the economic substance of the arrangement by requiring accelerated amortization as credit availability on the line diminishes, and the uncertainty that exists should expectations of the asset dispositions and future pay downs change over time. The combination of periodic and accelerated amortization is a dynamic method that is consistent with the hybrid nature of the Credit Facility as previously described.
     Existing accounting literature supports AIG’s position of respecting the contractual term when amortizing such costs, as follows:
▪	While AIG does not believe that the Credit Facility represents a traditional line-of-credit or revolver contemplated by EITF 98-14, amortization over the contractual term of the arrangement is supported by EITF 98-14 which addresses a borrower’s accounting under a revolving credit facility. The EITF states (in paragraph 1) that in most situations, a debtor incurs costs to establish a line-of-credit or revolving debt arrangements, and some or all of the costs are deferred and amortized over the term of the arrangement. Additionally, EITF 98-14 states (in paragraph 4 (b)) that when there has been a change in borrowing capacity, any remaining fees under lines-of-credit be deferred over the “term of the new arrangement.” Additionally, while the Credit Facility does not represent term debt, it does have elements that are similar to callable term debt. APB 21 (in paragraph 15) states that debt issue costs for term debt are required to be amortized over the “life” of the debt.

▪	Amortization over the contractual term is also consistent with accounting literature addressing a lender’s recognition of the amortization of capitalized net fees on revolving line of credit loans, as discussed in Statement of Financial Accounting Standards No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” (FAS 91) paragraph 20 (b).
     Notwithstanding the contractual term of the Credit Facility, AIG’s best judgment at the time of Amendment No. 2 was that the expected mandatory repayments would reduce the total credit available and therefore accelerate the amortization, resulting in full amortization of the remaining within approximately two years. Further, AIG expects that the preponderance of the repayments will represent Mandatory Repayments under the Credit Agreement rather than voluntary repayments, which result in revolver-like credit capacity.

     Disclosure
     After considering the Staff’s feedback, AIG has evaluated its disclosures and intends to expand its disclosures as part of its Form 8-K filing to revise the financial statements included in AIG’s 2008 Form 10-K to reflect the retrospective application of FAS 160.
     Specifically, AIG would add the following language under Note 1(s) “Other Assets” on page 214 of the 2008 Form 10-K in Part II, Item 8. “Financial Statements and Supplementary Data” as follows:
     “Based on AIG’s estimates of the timing of the proposed transactions with the NY Fed and the United States Department of the Treasury, as well as other contemplated transactions that will give rise to mandatory repayments, AIG estimates that the total credit available will be reduced to zero and, thus the asset will be fully amortized over approximately two years from the date of the restructuring of the Fed Facility. However, should such transactions occur at times or at values other than those currently estimated by AIG, the prepaid commitment fee asset could be fully amortized either sooner or later than estimated.”
     Summary
     AIG chose its amortization policy because of the hybrid nature of the arrangement with the NY Fed, because it best reflects AIG’s expectations of what will occur regarding Mandatory Repayments as contemporaneously documented at the time, and because it is supportable by the accounting literature. The combination of periodic and accelerated amortization is a dynamic method that is consistent with the hybrid nature of the Credit Facility and respects both the legal term of the contract and AIG’s expectations regarding the estimated life of the Credit Facility. Accordingly, AIG believes that its amortization policy is aligned with the accounting treatment applied in the fourth quarter of 2008 with respect to Amendment No. 2 to the agreement and the use of the Series D proceeds.
* * * * *
Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

cc:	Frank Wyman, Staff Accountant
Carlton Tartar, Accounting Branch Chief
(Securities and Exchange Commission)

David Herzog
Joseph Cook
(American International Group, Inc.)

Robert W. Reeder III
Ann Bailen Fisher
(Sullivan & Cromwell LLP)